UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on remuneration to shareholders

—

Rio de Janeiro, May 13, 2024 - Petróleo Brasileiro S.A – Petrobras informs that its Board of Directors, at a meeting held today, approved the payment of interim dividends and interest on own capital in the amount of R$ 13.45 billion, equivalent to R$ 1.04161205 per outstanding common and preferred share, in anticipation of the remuneration to shareholders for the year 2024, declared based on the balance sheet of March 31, 2024.

The proposed distribution is in line with the current Shareholder Remuneration Policy, which states that, in the event of gross debt equal to or lower than the maximum level of gross debt defined in the current strategic plan (currently US$65 billion), Petrobras may distribute 45% of free cash flow to its shareholders. This approval is compatible with the company's financial sustainability. The proposed dividends already take into account the amount of shares repurchased in the first quarter of 2024 (R$1.1 billion), which has been deducted from the total remuneration to shareholders calculated in accordance with the Policy's formula.

Dividends and interest on own capital will be paid in two installments in August and September, as follows:

Amount to be paid: R$1.04161205 per outstanding common and preferred share, whereby:

(i)	the first installment, in the amount of R$ 0.52080603 per outstanding common and preferred share, will be paid on August 20, 2024 in the form of interest on own capital.

(ii)	the second installment, in the amount of R$ 0.52080602 per outstanding common and preferred share, will be paid on September 20, 2024, of which R$ 0.44736651 in the form of dividends and R$ 0.07343951 in the form of interest on own capital.

Record date: on June 11, 2024 for holders of Petrobras shares traded on B3 and on June 13, 2024 for holders of ADRs traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 as of June 12, 2024.

Payment date: For holders of Petrobras shares traded on B3, the first payment will be made on August 20, 2024 and the second payment will be made on September 20, 2024. ADR holders will receive payments starting on August 27, 2024 and on September 27, 2024, respectively.

Updating of the amounts per share: The dividends and interest on own capital are preliminary and may change until the cut-off date as a result of the share buyback program. On the cut-off date, if there is a change in the values per share, Petrobras will communicate the new values to the market.

It is important to note that these payments will be deducted from the remuneration to shareholders to be approved at the 2025 Annual General Meeting for the 2024 fiscal year, and their amounts will be adjusted by the Selic rate from the date of payment of each installment until the end of the current fiscal year for the purposes of calculating the deduction.

The Shareholder Remuneration Policy can be accessed on the company's website (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer